Exhibit 4.2

Option Certificate No. 2017-03

Private & Confidential

Stock Option Certificate to Purchase 150,000 Common Shares

This certificate evidences the agreement, dated as of                 , 2017 (hereinafter the “Option Grant Date”), by and between Nam Tai Property Inc., a British Virgin Islands international business company with its principal executive office at Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China (hereinafter called the “Company”), party of the first part, and,

(hereinafter called “Optionee”), a party of the second part;

WITNESSETH

Whereas, the Company has adopted the 2017 Stock Option Plan of Nam Tai Property Inc. which was approved by the Shareholders of the Company at the 2017 Annual Meeting of Shareholders held on June 2, 2017 (the “Plan”), to permit options to be granted to certain employees, directors, external consultants and advisors of the Company and its subsidiaries to purchase common shares of the Company;

Whereas, pursuant to the Plan, the Company shall grant an option to each non-employee director to purchase (the “Option”) 150,000 common shares of the Company (the “Option Shares”) during the period of five (5) years from the Option Grant Date (the “Term”) by issuing one Stock Option Certificate;

Whereas, the Option shall vest in five (5) equal portions over the Term, i.e. 30,000 Option Shares shall vest per annum on the relevant date of vesting as specified in this Stock Option Certificate; and

Now, therefore, in consideration of the premises and of the covenants and agreements herein set forth, the parties hereby mutually covenant and agree as follows:

1.    Subject to the terms and conditions set forth herein, the Company grants to:

                    ,

the registered holder hereof the right to purchase from Nam Tai Property Inc. 150,000 common shares of the Company during the Term at a single purchase price per common share of US Dollars [                ] (US$[                ]), which is at a slight premium of approximate 15% to the closing trading price of the Company shares on the Option Grant Date (the “Exercise Price”) for all of the Option Shares, regardless of the applicable Exercise Period.

2.    Five (5) equal portions of the Option shall vest per annum on the relevant date of vesting as specified in the following table.

Portion No.	No. of Option Shares	Date of Vesting	Exercise Period
			From	To
1st	30,000
2nd	30,000
3rd	30,000
4th	30,000
5th	30,000

	Total: 150,000

3.    Each vested portion of the Option granted hereby can only be exercised in part or in full by the Optionee at any time within one (1) year from the relevant date of vesting (the “Exercise Period”). No unvested portion of the Option can be exercised in advance nor any vested portion of the Option be exercised after the expiry of the Exercise Period.

4.    The Option evidenced hereby may be exercised in part or in full (partial exercise may be in minimum increments of 500 shares) by presentation of this Stock Option Certificate to the Company at Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China specifying the number of Option Shares in respect of which the Option is being exercised, accompanied by payment for such Option Shares by certified check or bank draft to the order of the Company or by telegraph transfer to the Company’s designed account. Such Option Shares, upon payment of the relevant aggregate Exercise Price, shall be fully paid and nonassessable.

5.    The Option herein granted shall not be transferable by the Optionee otherwise than by will or the laws of descent and distribution, and may be exercised during the life of the Optionee only by the Optionee.

6.    Upon the expiry of an Exercise Period, if the relevant vested portion of the Option was not exercised, such unexercised portion will be deemed cancelled and the Company has sole discretion to determine whether the vested Option Shares relating to such cancelled portion shall be returned to the general pool of ordinary shares reserved for the New Director Share Option Scheme.

7.     Upon expiry of the Term, the original of this Stock Option Certificate shall be surrendered to the Company and cancelled accordingly.

8.     This Stock Option Certificate will be invalid and cancelled in the event the Optionee ceases his appointment or has his appointment terminated by the Company.

9.    Adjustments in the Option Shares and the Exercise Price herein provided shall be made as provided in Section 16(b) of, or otherwise in, the Plan.

10.    As to all Option Shares (or any stock issued as a stock dividend thereon or any securities issued in lieu thereof or in substitution therefor), purchased by the Optionee or his personal representative upon the exercise of any portion of the Option herein granted, the Board of directors of the Company, in its sole discretion, may require that the Optionee or his personal representative, as the case may be, agree to that they will comply with such restrictions as may be necessary to satisfy the requirements of the U.S. Securities Act of 1933, as amended.

11.    The Optionee shall not be deemed for any purposes to be a shareholder of the Company with respect to any of the Option Shares except to the extent that the Option herein granted shall have been exercised with respect thereto and a stock certificate issued therefor.

12.    The existence of the Option herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock of the Company or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

13.    As a condition of the granting of the Option herein granted, the Optionee agrees, for himself or herself and Optionee’s personal representative, that any dispute or disagreement which may arise under or as a result of or pursuant to this agreement shall be determined by the Board of directors of the Company in Optionee’s sole discretion based on the Company’s copy of this agreement, and that any interpretation by the Board of directors of the Company of the terms of this agreement shall be final, binding and conclusive.

14.    If, at any time, the Board of directors of the Company shall determine, in its discretion, that the listing, registration or qualification of the shares covered by the Option upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the purchase of shares thereunder, the Option may not be exercised, in whole or in part, unless and until such listing, registration or qualification shall have been effected free of any conditions not acceptable to the Board of directors of the Company.

15.    Nothing in this agreement shall be construed to confer upon the Optionee any right to continued employment, appointment, or other arrangement with the Company or to restrict in any way the right of the Company to terminate his or her appointment or arrangement. Optionee acknowledges that the Option evidenced hereby is being granted to recognize and reward his past performance and contribution to the Company and/or to encourage such Optionee to secure or increase on reasonable terms his or her stock ownership in the Company.

In witness whereof, the Company has caused this instrument to be exercised by its duly authorized officers.

NAM TAI PROPERTY INC.		Receipt acknowledged by:

By:
Koo Ming Kown
Chairman & Chief Financial Officer
	Date:	Date: